Contacts:

Lorus Therapeutics Inc.

Media Contacts

US Investor Relations

Grace Tse

Susana Hsu / Emily Brunner

Tim Clemensen

Corporate Communications

Mansfield Communications

Rubenstein & Co.

Tel: (416) 798-1200 ext. 380

(416) 599-0024 / (212) 370-5045

(212) 843-9337

Email: ir@lorusthera.com

susana@mcipr.com / emily@mcipr.com

tim@rir1.com

LORUS PROVIDES CORPORATE UPDATE

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, February 16, 2006 - Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that it will not be proceeding with a tax assisted financing as previously announced on January 17, 2006, as certain conditions precedent to the closing of the transaction have not been met.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and recently has completed a Phase III registration clinical program. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com/.